FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  May 20, 2005

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REORT

Item 1:

Reporting Issuer

Acrex Ventures Ltd.

1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

Item 2:

Date of Material Changes

1.

May 16, 2005 - placements by Short Form Offering Document completed - of 4,336,500 Units.

2.

May 17, 2005 - release of additional Michaud, Ontario drilling results.

Item 3:

Press Releases

1.

May 16, 2005

2.

May 17, 2005

Item 4:

Summary of Material Changes

1.

On May 16, 2005 the Company completed a placement of 4,336,500 Units, at $0.12 per Unit, by Short Form Offering Document.

2.

Release of assay results from 2005 Michaud, Ontario Spring drilling results

Item 5:

Full Description of Material Changes

1.

On Monday, May 16, 2005 the Company closed a placement in British Columbia and Alberta of 4,336,500 Units, pursuant to a Short Form Offering Document, at $0.12 per Unit - for which the Company received gross proceeds of $520,380 - and net proceeds after payment of commissions and brokers’ costs of $445,736.03.  Each Unit consists of 1 share of the Company and one-half of a 1-year share purchase warrant - expiring May 16, 2006.  Each full warrant will entitle the purchase of an additional share of the Company for $0.18 on or before May 16, 2006.

The brokers handling the placements, in addition to receiving commissions equal to 10% of the gross proceeds, were granted options to, on or before May 16, 2006, purchase up to an additional 520,380 Units at $0.12 per Unit.  The terms of the Units that the brokers may purchase are the same as the Units sold pursuant to the SFOD offering.  If the options are fully exercised the brokers will acquire 520,380 shares of the Company and share purchase warrants entitling them to purchase up to 260,190 additional shares of the Company exercisable at $0.18 per share on or before May 16, 2006.

2.

On May 17, 2005 the Company issued a Press Release detailing the assay results from a 6 hole drilling programme done by the Company and its 50% joint venturer, Moneta Porcupine Mines Ltd., on the jointly owned Michaud mineral property near Timmins, Ontario - the programme having been managed by Moneta as the Operator of the Joint Venture.  The text of the material technical parts of the Press Release relating to the 6 holes is as follows:

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to report results from the recently completed 6 hole, 2,142m drill program in the “55 Zone” on their Joint Venture Michaud Township gold property near Timmins, Ontario.  To date only 18 drill holes have been completed in the “55 Zone” with significant gold mineralized intervals reported previously (see news release of March 16, 2005).  The recent drilling intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes.  The highlights of the current drill results were 11.23g/t gold over 1.70 metres in hole MA-05-27, 5.81g/t gold over 7.40 metres in hole MA-05-30, 10.90g/t gold over 2.00 metres in hole MA-05-31, and 9.04g/t gold over 5.90 metres in hole MA-05-32.

Drill holes MA-05-27, 28, 29 and 30 were designed to step-out and undercut the MA-04-25 intercept of 12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au while holes 31 and 32 completed sections to the east.  MA-05-27 was drilled 30m to the east of MA-04-25 on the section defined by drill holes MA-02-06 which returned 4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m and hole MN96-174.  Hole MA-05-27 intersected 2.02 g/t Au over 8.00m with values up to 4.82 g/t Au over 0.50m of similar styled mineralization. An additional lower intercept returned 3.22 g/t Au over 4.80m including 5.17 g/t Au over 2.10m.  On the same section MA-05-29 was collared south of MA-02-06 but turned easterly intersecting alteration without significant gold except at the footwall contact to the ultramafics.  MA-05-28 completed a section with MA-03-11 some 30m west of MA-04-25 intersecting 3.11 g/t Au over 4.00m including 13.2 g/t Au over 0.50 m.  MA-05-30 drifted westerly from the MA-04-25 section giving a 20m step-out intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.  Similarly, MA-05-31 completed a section with MA-03-10x intersecting several narrow but higher grade zones including 21.66 g/t Au over 0.90 m.  Ma-05-32 was drilled on section with hole MN97-195 intersecting 9.04 g/t Au across 5.90 metres including a 0.80 metre section of visible gold that assayed 58.58 g/t.

his drill program has significantly enhanced the potential of the “55” Zone by adding 6 new drill holes to the existing 100ft (30m) sections.  The results of the program are currently being modelled to determine the relationship of the intersections to the intercepts seen in previous holes such as MA-02-06 and MA-04-25.

The results of the drill program are summarized in the following table.  The tabled results are given over drilled widths that reflect a wide range of vein, stringer vein

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and vein stock work orientations.  The results include gold metallic assays as numerous occurrences of visible gold were noted.

Acrex / Moneta 2005 Drill Holes
DDH	FROM (m)	TO (m)	Drilled Width (m)	Au fire assay, metallics (g/t)
MA-05-27	68.30	70.00	1.70	11.23*
incl.	68.70	69.50	0.80	19.31*VG
	84.00	86.00	2.00	2.71
	120.50	122.00	1.50	2.09
	135.00	143.00	8.00	2.02*
incl.	135.00	136.00	1.00	2.49
and	138.50	139.00	0.50	4.82*
and	140.00	143.00	3.00	2.92
	183.50	185.90	2.40	1.91
incl.	183.50	184.50	1.00	3.04
	196.90	201.70	4.80	3.22*
incl.	196.90	199.00	2.10	5.17*
or	196.90	197.40	0.50	15.51*
incl.	201.30	201.70	0.40	10.67*
MA-05-28	79.00	81.00	2.00	2.87
incl.	80.00	80.50	0.50	5.81
	117.80	121.00	3.20	2.26
	118.50	119.20	0.70	5.73
	126.70	130.70	4.00	3.11*
incl.	129.00	129.50	0.50	13.21*
	206.50	207.00	0.50	6.26*
MA-05-29	453.50	456.00	2.50	3.10
incl.	454.70	455.50	0.80	4.60
MA-05-30	214.90	216.00	1.10	2.30
	225.50	228.56	3.06	2.23*
incl.	225.50	226.10	0.60	6.80*
	245.30	252.70	7.40	5.81*
or	246.00	250.50	4.50	8.99*
incl.	247.00	248.00	1.00	16.28*
and	249.00	250.00	1.00	11.73*
	283.90	287.00	3.10	3.38*
incl.	283.90	284.70	0.80	7.21*VG
	360.30	361.26	0.96	4.11*
MA-05-31	128.00	130.90	2.90	4.31*
incl.	130.00	130.90	0.90	11.42*
	162.10	163.00	0.90	3.99
	238.80	240.40	1.60	4.16*
incl.	238.80	239.60	0.80	7.29*VG
	243.50	245.50	2.00	10.90*
incl.	244.20	245.10	0.90	21.66*VG
MA-05-32	77.00	77.50	0.50	4.48*
	112.50	114.00	1.50	2.25

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	128.50	130.80	2.30	5.02*
incl.	130.30	130.80	0.50	16.91*
	225.40	226.00	0.60	8.43*
	237.00	242.90	5.90	9.04**
	238.50	239.80	1.30	37.09**VG
incl.	239.00	239.80	0.80	58.58**VG

*   metallics included

**  uncut metallics included

Additional drilling is planned for the “55 Zone” with hole locations determined by the results of the current three dimensional modelling program.  The drill program is managed by Moneta with P.Caldbick, P.Geo., and R.Skeries, P.Geo., acting as "Qualified Persons" for the purpose of National Instrument 43-101.

Item 6:

Reliance on section 85(2) of the Act

Not applicable

Item 7:

Omitted Information

Nil

Item 8:

Senior Officers

The senior officer of the Issuer who is knowledgeable about the material changes described in this Report is:

T.J. Malcolm Powell

Tel:  (604) 675-7640

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to  herein.

DATED at Vancouver, B.C.

May 20, 2005

      "Carl R. Jonsson"

Carl R. Jonsson,

Director and Secretary